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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. _____)*


                        COYOTE NETWORK SYSTEMS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 22406 P108
                                 ----------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               July 10, 1997
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No. 22406 P108

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    ALAN J. ANDREINI

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  [ ]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF; 00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           964,485

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       169,850

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         964,485

                10  SHARED DISPOSITIVE POWER

                    169,850

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,134,335

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.8%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

                                SCHEDULE 13D
                                ------------

          This Statement on Schedule 13D, originally filed on April 5, 1999 and simultaneously amended by the filing of a Schedule 13G on such date, is being restated in its entirely as follows to include information as of April 2, 1999 relating to 26,775 shares of the Issuer (as defined below) which was inadvertenly omitted from the Schedule 13D filed on April 5, 1999:

          "This Statement on Schedule 13D reflects information as of April 2, 1999 and is being amended simultaneously by the filing of a Schedule 13G pursuant to Rule 13d-1(c). Information contained in this Statement on
Schedule 13D regarding persons other than the Reporting Person is to the best knowledge of the Reporting Person.

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Coyote Network Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4360 Park Terrace Drive, Westlake Village, CA 91361.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This Statement is being filed by Alan J. Andreini (the "Reporting Person"). This Statement reflects ownership of Common Stock (i) by the Reporting Person for his own account, (ii) by persons for whom the Reporting Person currently exercises trading authority, and (iii) by persons for whom the Reporting Person previously exercised trading authority. The Reporting Person is currently authorized to exercise trading and voting authority over: (i) the account of the Kiskiminetas Springs School (the "School") at PaineWebber; (ii) the account of The Andreini Foundation, a not-for-profit corporation (the "Foundation"); (iii) the account of John D. Andreini and Blanche M. Andreini at Cheevers Hand & Angeline, Inc. (the "Parents"); and (iv) an account at Piper Jaffray Inc. for the benefit of Alan J. Andreini Jr. (the "Son"), Under Illinois Uniform Transfers to Minors Act. From April 1996 to February 22, 1999, the Reporting Person was authorized to exercise trading and voting authority over the account of the School at Piper Jaffray Inc., and from April 26, 1994 to December 11, 1998, the Reporting Person was authorized to exercise trading authority over the account of Comdisco, Inc., a Delaware corporation ("Comdisco"). In addition, from June 14, 1997 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Stephen and Lottie Cabral; from April 8, 1998 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Michael Donahue; from August 10, 1997 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Janice Fuellhart; from June 30, 1998 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Mitchell Darren Marrow; and from December 28, 1997 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Kendra Goldenway (each of such individuals being referred to individually as an "Individual" and collectively as the "Individuals"). Pursuant to the rules promulgated under the federal securities laws the Reporting Person: (i) may be deemed to have been the beneficial owner of the Common Stock owned by Comdisco and by each of the Individuals during the respective periods described above because the Reporting Person shared investment power during such respective periods in respect of the shares of Common Stock held by Comdisco and by each Individual; (ii) may be deemed to have been the beneficial owner of the Common Stock held by the School in its account at Piper Jaffray Inc. during the period described above because the Reporting Person shared investment and voting power over that account during such period; (iii) may be deemed to be the beneficial owner of the Common Stock held by the School in its account at PaineWebber and of the Common Stock held in the Parents' account because the Reporting Person shares investment and voting power over such accounts; and (iv) may be deemed to be the beneficial owner of the Common Stock held by the Foundation and of the Common Stock in the Son's account because the Reporting Person has sole investment and voting power in respect of such Common Stock. The cover page to this Schedule 13D excludes shares beneficially owned by the School in its account at Piper Jaffray Inc., Comdisco and each of the Individuals. The Reporting Person disclaims beneficial ownership of the Common Stock reported herein, except for the Common Stock owned by the Reporting Person for his own account.

          (b)-(c) The business address and principal occupation of the Reporting Person, and the name, principal business and address of the employer of the Reporting Person, is as follows:

          Reporting Person:        Alan J. Andreini

          Principal Occupation:    President and Chief Executive Officer of
                                   InterWorld Corporation, a corporation
                                   principally engaged in the provision of
                                   Internet commerce software for sales,
                                   order management, fulfillment, customer
                                   service and other applications.

          Business Address and
          Address of Employer:     395 Hudson Street, New York NY 10014

          (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Shares of Common Stock of the Issuer acquired by the Reporting Person for his own account were acquired using his personal funds. Shares of Common Stock acquired for the account of each Individual were acquired using the funds of such

Individual. Shares of Common Stock acquired for the account of the School and the Foundation were acquired using the funds of the School and the Foundation, respectively. Shares of Common Stock acquired for the account of the Parents and the Son were acquired using the funds of the Parents and the Son, respectively. None of the shares acquired by the Reporting Person for his own account or the accounts of any of the Individuals, the School, the Foundation, the Parents or the Son were acquired with borrowed funds. The aggregate purchase price paid for the shares of Common Stock purchased by the Reporting Person for his own account, including mark-ups, was $5,657,912. The aggregate purchase price paid by the School, the Individuals, the Foundation, the Parents and the Son for the shares of Common Stock purchased during the respective periods during which the Reporting Person exercised trading authority, including mark-ups, was $8,637,747.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the shares for investment purposes. The Reporting Person has no plans to or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to acquire additional securities of the Issuer and to sell securities of the Issuer, in each case, from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of April 2, 1999, the Reporting Person held for his own account 877,710 shares of Common Stock of the Issuer, representing approximately 8.3% of the Issuer's outstanding Common Stock. As of April 2, 1999, the School held 1,010,210 shares of Common Stock of the Issuer, representing approximately 9.6% of the Issuer's outstanding Common Stock (of which 145,700 shares are held in the account of the School at PaineWebber); the Foundation held 84,150 shares of Common Stock, representing approximately .8% of the Issuer's outstanding Common Stock; Stephen and Lottie Cabral held 1,575 shares of Common Stock of the Issuer, representing approximately .01% of the Issuer's outstanding Common Stock; Michael Donahue held 57,225 shares of Common Stock of the Issuer, representing approximately .5% of the Issuer's outstanding Common Stock; Janice Fuellhart held 41,887 shares of Common Stock, representing approximately .4% of the Issuer's outstanding Common Stock; Mitchell Darren Marrow held 7,800 shares of Common Stock, representing approximately .07% of the Issuer's outstanding Common Stock; Kendra Goldenway held 0 shares of Common Stock; there were 24,150 shares of Common Stock held in the Parents' account, representing approximately .2% of the Issuer's outstanding Common Stock; and there were 2,625 shares of Common Stock held in the Son's account, representing approximately .02% of the Issuer's outstanding Common Stock. (The foregoing percentages are, in each case, based on there being 10,537,010 shares of Common Stock outstanding as reported in the Form 10-Q of the Issuer filed on February 16, 1999.)

          (b) (i) As of April 2, 1999, the Reporting Person had the sole power to vote and the sole power to dispose of 877,710 shares of Common Stock held by the Reporting Person for his own account. As of April 2, 1999, the Reporting Person had shared power to dispose of and vote 169,850 shares of Common Stock (of which 145,700 shares of Common Stock were held in the account of the School at PaineWebber and 24,150 shares of Common Stock were held in the account of the Parents), and had the sole power to dispose of and vote 84,150 shares of Common Stock held in the account of the Foundation and 2,625 shares of Common Stock held in the account of the Son.

          During the respective periods set forth in Item 2(a) during which the Reporting Person exercised trading authority over the account of Comdisco and the account of each of the Individuals, the Reporting Person shared power to dispose of shares of Common Stock held in the account of Comdisco and each of the Individuals, respectively. During the period set forth in Item 2(a), during which the Reporting Person exercised trading authority over the account of the School at Piper Jaffray Inc., the Reporting Person had shared power to vote and dispose of shares of Common Stock held in such account.

          (ii) With respect to shares of Common Stock held in the account of each of the Individuals, the Reporting Person shared dispositive power with such Individual. The business address, principal occupation and citizenship of each of the Individuals, and the name, principal business and address of such Individual's employer, is as follows:

Michael J. Donahue

          Principal Occupation:   Chairman of InterWorld Corporation, a
                                  corporation principally engaged in the
                                  provision of Internet commerce software
                                  for sales, order management, fulfillment, customer service and other applications.

          Business Address and
          Address of Employer:    395 Hudson Street, New York NY  10014

          Citizenship:            United States

Stephen & Lottie Cabral:          Currently retired

          Address:                16175 Guidotti Road
                                  P.O. Box 1474
                                  Guernville, CA  95446

          Citizenship:            United States

Mitchell Darren Marrow

          Principal Occupation:   Professional athlete employed by the
                                  Carolina Panthers

          Business Address:       12929-B Ballantyne
                                  Corporate Plaza
                                  Charlotte NC  28277

          Citizenship:            United States


Janice Fuellhart

          Principal Occupation:   Executive, Deputy Chairman of Page One
                                  Communications, a company principally
                                  engaged in the provision of paging
                                  services and equipment

          Business Address and
          Address of Employer:    #2 Brentside Executive Center
                                  Great West Road
                                  Brentford, Middlesex, Great Britain
                                  TW89DA

          Citizenship:            United States

Kendra Goldenway

          Principal Occupation:   Not currently employed

          Address:                P.O. Box 21
                                  Ross, CA  94957

          Citizenship:            United States

          The business address, principal occupation and citizenship of each of the persons with whom the Reporting Person shared dispositive and voting power over the Issuer's securities held in the account of the Kiskiminetas Springs School at Piper Jaffray Inc., and the name, principal business and address of such person's employer, is as follows:

Michael J. Yukevich:

          Principal Occupation:   Attorney

          Business Address &      Yukevich, Blume, Marchetti & Zangrilli, P.C.
          Address of Employer:    One Gateway Center
                                  Sixth Floor
                                  Pittsburgh, PA  15222

          Citizenship:            United States


Linda K. Miller:

          Principal Occupation:   Business Manager of the Kiskiminetas
                                  Springs School

          Business Address &      1888 Brett Lane
          Address of Employer:    Saltsburg, PA  15681

          Citizenship:            United States

          The business address, principal occupation and citizenship of each of the persons with whom the Reporting Person shares dispositive and voting power over the Issuer's securities held in the account of the Kiskiminetas Springs School at PaineWebber, and the name, principal business and address of such person's employer, is as follows:

John A. Pidgeon:

          Principal Occupation:   Headmaster of the Kiskiminetas Springs
                                  School

          Business Address &      1888 Brett Lane
          Address of Employer:    Saltsburg, PA  15681

          Citizenship:            United States

          The address, principal occupation and citizenship of Blanche M. Andreini is as follows (John D. Andreini died in April 1998):

          Address:                6145 Beaconwood Road
                                  Lake Worth, Florida  33467-6803

          Principal Occupation:   Retired

          Citizenship:            United States

          (iii) To the best knowledge of the Reporting Person, during the last five years, none of the persons named in this paragraph (b) of Item 5:
(I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (II) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitory or mandatory activities subject to, federal or state securities laws or findings with respect to such laws.

          (c) Prior to the date hereof, the Reporting Person effected transactions in the Common Stock of the Issuer as set forth in Appendices A through J hereto, which are incorporated herein by reference. All of the transactions reflected in Appendices A through J were effected in open market transactions on The Nasdaq Stock Market.

          The Reporting Person previously was a director of Comdisco. Prior to December 11, 1998, the Reporting Person shared trading authority with Comdisco and, pursuant to such authority, effected open market transactions on The Nasdaq Stock Market in shares of Common Stock of the Issuer for the account of

Comdisco. On December 11, 1998, the Reporting Person ceased to have any trading authority over the accounts of Comdisco, including the shares of Common Stock of the Issuer held therein. The Reporting Person no longer has access to information regarding the trades made by Comdisco, which filed a
Schedule 13G on January 12, 1999 reflecting beneficial ownership of 708,400 shares of Common Stock.

          (d) During the respective periods the Reporting Person had trading authority over the accounts of the School at Piper Jaffray Inc., Comdisco, and each of the Individuals, the School, Comdisco and each such Individual, respectively, had the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in such respective accounts. Since the Reporting Person has had trading authority over the account of the School at PaineWebber and over the account of the Foundation, the School and the Foundation, respectively, have had the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in such respective accounts. Blanche M. Andreini has the right to receive, and has power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in the Parent's account. The Son has the right to receive dividends from, and the proceeds from the sale of, the Common Stock held in the Son's account at Piper Jaffray in accordance with the Illinois Uniform Transfers to Minors Act. Other than the School and Comdisco, none of such persons has an interest of more than 5% of the outstanding Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Securities Trading Authorization Agreement, the form of which is filed as Exhibit 1 hereto, the Reporting Person was authorized to buy, sell and trade in securities for the account of each of the Individuals maintained at Piper Jaffray Inc. Pursuant to a Resolution and Trading Authorization, the form of which is filed as Exhibit 2 hereto, the Reporting Person is authorized to authorize transactions and transfers on behalf of the Foundation, and was authorized to authorize transactions and transfers on behalf of the School in connection with its account at Piper Jaffray. Pursuant to a Corporate Resolution, a copy of which is attached hereto as Exhibit 3, the Reporting Person is authorized to act on behalf of the School in connection with the account of the School at PaineWebber. Pursuant to an authorization, a copy of which is attached hereto as Exhibit 4, the Reporting Person is authorized to act on behalf of the Parents in connection with the Parents' account at Cheevers Hand & Angeline, Inc. The Reporting Person is the custodian of the Son's account at Piper Jaffray, which was established by the Reporting Person under the Illinois Uniform Transfers to Minors Act with standard Piper Jaffray account agreements. Each of such accounts (other than the account of Kendra Goldenway) currently holds shares of Common Stock.

          The shares of Common Stock held by the Reporting Person for his own account are held by the Reporting Person in margin accounts at Piper Jaffray Inc. and Bear Stearns pursuant to standard broker account agreements containing customary provisions, including a pledge by the Reporting Person of all shares in the margin account, including the shares of Common Stock. Pursuant to such agreements, the broker is authorized under certain conditions to sell any securities held in such account, including the shares of Common Stock of the Issuer. The shares of Common Stock of the Issuer held in the account of the Foundation, the School and the Parents are held, and the shares of Common Stock held in the accounts of the Individuals may also be held, in margin accounts containing similar customary provisions.

          Except as otherwise described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          99.1. EXHIBIT 1 - Form of Securities Trading Authorization Agreement among Alan J. Andreini, Piper Jaffray Inc. and each of the following:

                      Stephen and Lottie Cabral, dated June 14, 1997 Michael Donahue, dated April 8, 1998
                      Janice Fuellhart, dated August 10, 1997
                      Mitchell Darren Marrow, dated June 30, 1998
                      Kendra Goldenway, dated December 28, 1997

          99.2. EXHIBIT 2 - Form of Resolution and Trading Authorization between Piper Jaffray Inc. and each of the following:

                      The Andreini Foundation
                      Kiskiminetas Springs School

          99.3. EXHIBIT 3 - Corporate Resolutions of the Kiskiminetas Springs School, dated January 15, 1997.

          99.4. EXHIBIT 4 - Authorization in respect of the account of John D. Andreini and Blanche M. Andreini, dated February 1, 1997.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 14, 1999


                                        ALAN J. ANDREINI

                                        /s/ Alan J. Andreini
                                        -----------------------------------

                                APPENDIX A
               TRANSACTIONS FOR ACCOUNT OF ALAN J. ANDREINI

                Type of                Purchase Price
  Trade Date  Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
   07/02/97    Purchase      14,000      3.6250
   07/02/97    Purchase      16,000      3.7500
   07/02/97    Purchase      10,000      3.5625
   07/02/97    Purchase      26,000      3.5600
   07/03/97    Purchase      46,000      4.0040
   07/07/97    Purchase      20,000      4.1875
   07/08/97    Purchase      34,000      4.4540
   07/09/97    Purchase       5,000      4.6250
   07/09/97    Purchase      30,000      6.2360
   07/15/97    Purchase       2,500      6.7500
   07/17/97    Purchase       2,000      5.7500
   07/17/97    Purchase       5,500      5.9375
   07/17/97    Purchase      12,500      5.8750
   07/21/97    Purchase      10,000      5.6250
   07/21/97    Purchase      10,000      5.5000
   07/21/97    Purchase       5,000      5.4375
   07/22/97    Purchase       3,300      6.0625
   07/22/97    Purchase       2,500      6.1250
   07/22/97    Purchase       2,500      6.0000
   07/22/97    Purchase       2,500      6.1250
   07/22/97    Purchase       7,500      6.0625
   07/22/97    Purchase       1,500      5.7500
   07/23/97    Purchase       5,500      6.0625
   07/24/97    Purchase       5,000      7.1250
   07/24/97    Purchase      10,000      6.8750
   07/25/97    Purchase      10,000      6.7500
   07/25/97    Purchase       1,200      6.7500
   07/28/97    Purchase       1,000      6.4375
   07/28/97    Purchase       9,000      6.5000
   07/29/97    Purchase      10,000      6.5000
   07/30/97    Purchase       2,000      6.5000
   07/31/97    Purchase      20,000      6.8750
   08/04/97    Purchase      38,000      7.3820
   08/06/97    Purchase       5,000      7.9246
   08/08/97    Purchase       1,000      6.8125
   08/08/97    Purchase       9,000      6.8750
   08/14/97    Purchase       5,000      6.5000
   08/14/97    Purchase      10,500      6.1880
   09/05/97    Purchase       2,000      6.8750
   09/08/97    Purchase       5,000      6.9375
   09/08/97    Purchase       5,000      6.9375
   09/08/97    Purchase       5,000      6.9375
   09/08/97    Purchase       5,000      6.9375
   09/08/97    Purchase       5,000      6.9375
   09/08/97    Purchase       5,500      6.7500
   09/08/97    Purchase      10,000      6.8125
   09/08/97    Purchase       4,500      6.8125
   09/09/97    Purchase       5,000      6.8750
   09/09/97    Purchase       5,000      6.9688
   09/09/97    Purchase       5,000      6.9375
   09/11/97    Purchase       5,000      6.8125
   09/11/97    Purchase       2,000      6.8125
   09/11/97    Purchase       1,000      6.7500
   09/11/97    Purchase       5,000      6.8125
   09/12/97    Purchase       5,000      6.5000
   09/12/97    Purchase       5,000      6.4563
   09/15/97    Purchase       5,000      6.3125
   09/16/97    Purchase      10,000      5.9313
   09/16/97    Purchase       1,000      6.0625
   09/16/97    Purchase       2,000      6.0000
   09/26/97    Purchase       3,500      6.7500
   09/26/97    Purchase       2,000      6.8125
   10/01/97    Purchase       1,500      6.8125
   10/13/97    Purchase       8,500      8.3160
   10/14/97    Purchase       5,000      8.4375
   10/20/97    Purchase       1,000      7.8125
   10/21/97    Purchase       2,000      8.0625
   10/22/97    Purchase       5,000      7.8750
   10/23/97    Purchase       1,000      7.3750
   10/23/97    Purchase       1,000      7.3125
   10/23/97    Purchase       2,000      7.3750
   10/24/97    Purchase       1,700      7.4375
   10/24/97    Purchase       1,300      7.3750
   10/27/97    Purchase      15,000      6.9333
   10/27/97    Purchase       3,000      7.1250
   10/27/97    Purchase       2,000      7.3750
   10/28/97    Purchase       4,000      6.2813
   10/28/97    Purchase       1,000      6.1875
   10/28/97    Purchase       1,500      6.5000
   10/29/97    Purchase       7,500      6.7910
   10/30/97    Purchase       1,000      6.6250
   10/31/97    Sale           4,000      6.2813
   10/31/97    Sale           1,000      6.1875
   10/31/97    Purchase      16,000      6.1750
   10/31/97    Purchase       3,000      6.0000
   10/31/97    Purchase       1,000      5.9375
   10/31/97    Purchase       1,000      5.8750
   11/04/97    Purchase       5,000      6.9375
   11/04/97    Purchase       1,000      6.5000
   11/10/97    Purchase      10,000      7.0390
   11/11/97    Purchase       1,000      6.9375
   11/20/97    Purchase       5,000      6.9375
   11/20/97    Purchase       5,000      6.9375
   11/21/97    Purchase       2,000      7.1875
   11/21/97    Purchase         800      7.1250
   11/21/97    Purchase       1,000      7.1250
   11/21/97    Purchase       5,000      7.1250
   11/21/97    Purchase       2,000      7.0625
   11/21/97    Purchase       2,500      7.0000
   11/21/97    Purchase       5,000      7.0000
   12/02/97    Purchase       1,000      6.8750
   12/04/97    Purchase       5,000      6.1250
   12/05/97    Purchase         100      6.1875
   12/08/97    Purchase       3,000      6.1875
   12/08/97    Purchase       2,000      6.1875
   12/11/97    Purchase       1,000      6.5625
   12/11/97    Purchase       1,000      6.6250
   12/11/97    Purchase       2,000      6.5000
   12/11/97    Purchase       3,000      6.3750
   12/16/97    Purchase       5,000      7.1250
   12/16/97    Purchase       3,000      7.1250
   12/16/97    Purchase       2,000      7.0625
   01/28/98    Purchase       2,100      5.2500
   01/30/98    Purchase       5,000      4.6875
   01/30/98    Purchase       5,000      4.7500
   02/02/98    Purchase       3,500      4.1250
   02/02/98    Purchase         500      4.0625
   02/02/98    Purchase       1,000      4.0000
   02/02/98    Purchase       5,000      4.7500
   02/03/98    Purchase       1,500      4.1875
   02/03/98    Purchase       3,150      4.0640
   02/03/98    Purchase       2,100      3.9460
   02/17/98    Purchase       1,000      4.8125
   02/17/98    Purchase       1,000      4.6875
   02/26/98    Purchase       3,000      4.5000
   02/26/98    Purchase       2,000      4.5000
   03/04/98    Purchase       2,000      4.5000
   03/11/98    Purchase       2,000      4.3750
   03/12/98    Purchase         200      4.4375
   03/13/98    Purchase       2,000      4.4375
   03/20/98    Purchase         100      3.8750
   05/01/98    Purchase       5,000      4.9375
   05/20/98    Purchase       2,500      4.2500
   05/20/98    Purchase       1,250      4.1250
   05/27/98    Purchase       6,750      4.1230
   06/05/98    Purchase      21,700      4.8770
   06/29/98    Purchase       2,000      8.8125
   06/29/98    Purchase       1,000      8.7500
   06/30/98    Purchase       2,200      8.8870
   07/01/98    Purchase       2,500      8.8000
   07/02/98    Purchase       5,000      8.6400
   07/07/98    Purchase       2,000      7.5000
   07/16/98    Purchase       3,000      9.3125
   07/16/98    Purchase         500      9.2500
   07/16/98    Purchase       1,500      9.1250
   09/03/98    Sale           1,000      7.2500
   09/03/98    Sale             500      7.5000
   10/22/98    Purchase       2,000      8.0313
   10/22/98    Purchase       2,000      8.0625
   10/22/98    Purchase       2,000      7.9375
   10/22/98    Purchase       2,000      8.0000
   10/23/98    Purchase         500      7.8750
   10/23/98    Purchase       2,000      7.9063
   10/23/98    Purchase       2,000      7.8750
   10/23/98    Purchase       2,000      7.8750
   10/27/98    Purchase       2,000      8.0625
   10/27/98    Purchase       2,000      8.1250
   10/28/98    Purchase       1,500      8.3475
   10/28/98    Purchase       2,000      8.0938
   10/28/98    Purchase       1,500      8.0625
   10/29/98    Purchase       3,000      8.6250
   10/30/98    Purchase       1,500      8.8750
   10/30/98    Purchase       5,000      8.8750
   10/30/98    Purchase       2,000      8.6875
   10/30/98    Purchase       2,500      8.9375
   10/30/98    Purchase       3,500      8.9375
   11/04/98    Dividend      37,760           -
   11/04/98    Sale           5,000     10.0000
   11/05/98    Sale           5,000     10.8125
   11/10/98    Purchase       1,500     10.6875
   11/10/98    Purchase       5,000     10.3750
   11/10/98    Purchase       2,500     10.0000
   11/10/98    Purchase       5,000      9.7500
   11/10/98    Purchase       1,000     10.6875
   11/10/98    Purchase      10,000     11.1100
   11/11/98    Purchase       2,000     11.5000
   11/12/98    Sale          10,000     13.0000
   11/18/98    Purchase       5,000     13.3750
   11/18/98    Purchase       5,000     13.2500
   11/19/98    Purchase       1,000     13.8750
   11/23/98    Sale           5,000     16.0625
   11/23/98    Sale           5,000     16.0000
   12/07/98    Purchase       5,000     14.5000
   12/09/98    Purchase       5,000      9.5000
   12/09/98    Purchase       5,000     10.7500
   12/09/98    Purchase       5,000     10.2500

                                 APPENDIX B
           TRANSACTIONS FOR ACCOUNT OF KISKIMINETAS SPRINGS SCHOOL


                 Type of                Purchase Price
 Trade Date    Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------

 07/10/97        Purchase     67,500          7.3125
 07/10/97        Purchase      5,000          7.0000
 07/10/97        Purchase     35,000          7.1250
 07/10/97        Purchase     20,000          7.2500
 07/10/97        Purchase      5,000          7.1875
 07/10/97        Purchase      2,500          7.3750
 07/11/97        Purchase     10,000          8.3750
 07/11/97        Purchase      1,000          8.5000
 07/11/97        Purchase      9,000          8.6250
 07/11/97        Purchase      2,000          7.7500
 07/11/97        Purchase      3,000          7.8750
 07/11/97        Purchase      6,000          7.8750
 07/14/97        Purchase      3,000          6.3750
 07/14/97        Purchase     10,000          6.7500
 07/15/97        Purchase      1,000          6.6250
 07/15/97        Purchase     10,000          6.7500
 07/15/97        Purchase      7,500          6.5625
 07/15/97        Purchase      2,500          6.6250
 07/17/97        Purchase      2,000          5.5000
 07/18/97        Purchase     20,000          5.3370
 07/18/97        Purchase     10,000          5.5000
 07/31/97        Purchase     10,000          6.9750
 08/01/97        Purchase     20,000          7.0625
 08/01/97        Purchase      7,500          7.0000
 08/04/97        Purchase     25,500          7.5870
 08/05/97        Purchase      5,000          7.5250
 08/06/97        Purchase     10,000          7.8180
 08/07/97        Purchase      5,000          7.1250
 08/07/97        Purchase     10,000          7.3750
 08/08/97        Purchase      5,000          6.8750
 08/12/97        Purchase      1,500          5.5625
 08/12/97        Purchase      3,500          5.3750
 08/13/97        Purchase      5,000          5.2500
 08/13/97        Purchase      2,000          5.2500
 08/13/97        Purchase      3,000          5.3750
 08/13/97        Purchase      1,000          5.4375
 08/13/97        Purchase      1,000          5.5000
 08/13/97        Purchase      1,000          5.6250
 08/13/97        Purchase      1,000          5.6250
 08/13/97        Purchase      3,000          6.0000
 08/13/97        Purchase      1,000          5.9375
 08/13/97        Purchase      7,000          6.0000
 08/14/97        Purchase      1,000          5.8750
 08/14/97        Purchase      1,000          6.1250
 08/14/97        Purchase      2,000          6.5000
 08/14/97        Purchase        500          6.2500
 08/14/97        Purchase      1,500          6.3750
 08/14/97        Purchase      4,000          6.5000
 08/14/97        Purchase      1,000          6.5000
 08/14/97        Purchase      2,000          6.4375
 08/20/97        Purchase      6,500          6.5000
 08/20/97        Purchase      2,000          6.3750
 08/20/97        Purchase      2,000          6.5625
 08/20/97        Purchase      1,500          6.5625
 08/21/97        Purchase      5,000          6.5625
 08/21/97        Purchase      5,000          6.6250
 08/21/97        Purchase      5,000          6.7500
 08/21/97        Purchase      1,050          6.5480
 08/22/97        Purchase     22,500          6.8520
 08/25/97        Purchase      8,000          6.9375
 08/26/97        Purchase     10,000          6.9375
 08/26/97        Purchase      3,000          6.9375
 08/27/97        Purchase     10,000          6.9375
 08/27/97        Purchase     10,000          6.9375
 08/27/97        Purchase      7,000          6.9375
 08/27/97        Purchase      3,570          6.6670
 08/28/97        Purchase      5,000          6.9375
 08/28/97        Purchase      5,000          6.9375
 08/29/97        Purchase      1,500          6.6875
 08/29/97        Purchase      3,500          6.7500
 09/04/97        Purchase     10,000          6.3180
 09/04/97        Purchase      7,500          6.3750
 09/05/97        Purchase     10,000          6.9312
 09/05/97        Purchase      5,000          6.0625
 09/09/97        Purchase      5,000          5.9375
 09/12/97        Purchase      5,380          6.2500
 09/12/97        Purchase      3,150          6.1900
 09/12/97        Purchase      4,070          6.2500
 09/15/97        Purchase      2,000          6.3125
 09/16/97        Purchase      5,000          6.1250
 09/17/97        Purchase     10,000          6.2210
 09/17/97        Purchase     10,000          6.2500
 09/19/97        Purchase     10,500          6.5480
 09/22/97        Purchase      5,250          6.5480
 09/22/97        Purchase      5,250          6.6670
 09/23/97        Purchase      2,730          6.2500
 10/01/97        Purchase      5,000          6.5625
 10/02/97        Purchase      7,500          6.5000
 10/02/97        Purchase     15,000          6.5625
 10/03/97        Purchase      2,500          6.5625
 11/10/97        Purchase      5,000          7.0340
 11/10/97        Purchase      5,000          7.0000
 12/17/97        Purchase     10,000          6.7813
 12/17/97        Purchase     10,000          6.9590
 12/17/97        Purchase     10,000          7.0563
 12/18/97        Purchase      5,500          6.6250
 12/18/97        Purchase      4,500          6.6250
 12/19/97        Purchase      5,000          6.5625
 12/19/97        Purchase      2,500          6.5625
 12/19/97        Purchase      5,000          6.5625
 12/19/97        Purchase      1,500          6.6250
 12/19/97        Purchase      2,000          6.5625
 12/19/97        Purchase      1,000          6.6875
 12/19/97        Purchase      4,000          6.7500
 12/29/97        Purchase      1,500          5.5000
 12/29/97        Purchase      1,500          5.4375
 12/29/97        Purchase      2,000          5.5625
 12/29/97        Purchase      2,000          5.6250
 12/29/97        Purchase      3,000          5.5625
 12/29/97        Purchase      2,500          4.9375
 12/29/97        Purchase      2,500          5.0000
 12/29/97        Purchase      1,000          5.0000
 12/29/97        Purchase        500          5.0625
 12/29/97        Purchase      2,000          5.1250
 12/29/97        Purchase      1,000          5.1875
 12/29/97        Purchase        500          5.0938
 12/29/97        Purchase        500          5.2500
 12/29/97        Purchase        500          5.3438
 12/29/97        Purchase      3,500          5.3750
 12/29/97        Purchase        500          5.2188
 12/31/97        Purchase      4,000          6.4375
 01/07/98        Purchase      3,000          6.1875
 01/07/98        Purchase      1,000          6.0000
 01/07/98        Purchase      1,000          6.0625
 01/08/98        Purchase      2,000          6.0000
 01/08/98        Purchase      3,000          6.0000
 01/12/98        Purchase      2,000          5.2500
 01/12/98        Purchase      2,000          5.4375
 01/23/98        Purchase      4,000          6.0000
 01/27/98        Purchase      3,000          5.6250
 01/27/98        Purchase      2,000          5.5625
 01/28/98        Purchase      2,000          5.2500
 01/30/98        Purchase      2,000          4.6250
 01/30/98        Purchase      3,000          4.5625
 01/30/98        Purchase      6,000          4.5590
 02/02/98        Purchase      5,000          4.4875
 02/05/98        Purchase        500          4.6250
 02/10/98        Purchase      1,575          4.6430
 02/10/98        Purchase      3,675          4.7620
 02/11/98        Purchase      1,050          4.7620
 02/18/98        Purchase      5,000          4.4375
 02/18/98        Purchase      5,250          4.2260
 02/19/98        Purchase      1,000          4.5938
 02/19/98        Purchase      1,000          4.6250
 02/19/98        Purchase      2,625          4.2860
 02/24/98        Purchase      2,000          4.4375
 02/24/98        Purchase      2,000          4.4375
 02/24/98        Purchase      1,500          4.5000
 02/24/98        Purchase        500          4.5313
 02/24/98        Purchase      1,000          4.5625
 02/24/98        Purchase      2,625          4.1670
 02/24/98        Purchase      5,250          4.2260
 02/24/98        Purchase      2,100          4.2860
 02/25/98        Purchase      2,000          4.5000
 02/25/98        Purchase      1,000          4.5000
 02/25/98        Purchase      2,100          4.2860
 02/26/98        Purchase      2,000          4.5000
 02/26/98        Purchase      2,000          4.4688
 02/26/98        Purchase      2,100          4.2860
 02/27/98        Purchase      2,000          4.4375
 03/02/98        Purchase      2,000          4.5625
 03/04/98        Purchase      2,100          4.2860
 03/06/98        Purchase      2,100          4.2860
 03/09/98        Purchase     15,000          4.4688
 03/11/98        Purchase      2,100          4.1070
 03/13/98        Purchase        200          4.4375
 04/01/98        Purchase      3,150          3.8100
 04/01/98        Purchase      2,100          3.8690
 05/01/98        Purchase      5,000          4.9375
 05/04/98        Purchase     10,000          4.8920
 05/05/98        Purchase      3,000          4.7500
 05/08/98        Purchase      2,000          4.4375
 05/20/98        Purchase      2,500          4.2500
 05/20/98        Purchase      1,250          4.1250
 05/20/98        Purchase      2,100          4.0480
 05/21/98        Purchase      5,000          4.2500
 05/27/98        Purchase      6,750          4.1230
 05/28/98        Purchase     10,000          4.0625
 06/15/98        Purchase      5,000          6.5000
 06/25/98        Purchase      1,050          8.0650
 06/30/98        Purchase      2,100          8.5710
 06/30/98        Purchase      8,400          8.6310
 07/01/98        Purchase      2,500          8.8000
 07/02/98        Purchase      5,000          8.6400
 07/07/98        Purchase      5,250          7.8570
 07/17/98        Purchase      3,150          8.7500
 07/22/98        Purchase      1,050          9.1070
 07/22/98        Purchase      2,940          9.2860
 07/29/98        Purchase      2,100          7.7380
 07/31/98        Purchase      1,050          7.4400
 07/31/98        Purchase      2,100          7.5000
 08/05/98        Purchase      5,250          6.8450
 08/06/98        Purchase      1,050          6.5480
 10/08/98        Purchase      1,000          7.2500
 10/12/98        Purchase      2,000          7.1250
 10/12/98        Purchase      1,500          7.1875
 10/15/98        Purchase      1,000          7.3750
 10/15/98        Purchase      1,000          7.3750
 10/15/98        Purchase      2,000          7.5625
 10/15/98        Purchase      1,000          7.5000
 10/15/98        Purchase      1,000          7.5625
 10/22/98        Purchase      2,000          8.0000
 10/23/98        Purchase      2,000          7.9063
 10/27/98        Purchase      1,500          8.0000
 10/27/98        Purchase        500          8.0313
 10/29/98        Purchase      2,000          8.5625
 10/30/98        Purchase      2,000          8.6875
 11/04/98        Dividend     41,510            --
 11/11/98        Purchase      3,260         11.0000
 11/11/98        Purchase        100         11.1250
 11/11/98        Purchase      2,200         11.2500
 11/11/98        Purchase      4,000         11.3750
 11/13/98        Sold         10,000         14.0625
 11/13/98        Sold         10,000         15.0625
 11/13/98        Sold          1,050         14.5000
 11/13/98        Sold          3,570         14.5000
 11/13/98        Sold          5,380         14.4000
 11/18/98        Purchase      1,000         12.2500
 11/18/98        Purchase      3,000         12.5000
 11/18/98        Purchase      3,000         12.7500
 11/18/98        Purchase      1,000         12.9375
 11/18/98        Purchase      4,500         12.1250
 11/18/98        Purchase      1,000         12.2500
 11/18/98        Purchase      1,200         12.5000
 11/18/98        Purchase      3,300         12.7500
 11/18/98        Purchase      5,000         13.3750
 11/19/98        Purchase      5,700         13.8750
 11/23/98        Sold         11,000         16.0000
 11/25/98        Sold            200         16.0000
 11/25/98        Sold          3,000         16.0000
 11/27/98        Sold          6,000         16.1875
 12/07/98        Purchase      5,000         14.5000
 12/09/98        Purchase      5,000          9.5000
 12/09/98        Purchase      5,000         10.2500
 12/09/98        Purchase      2,000          7.7500
 12/09/98        Purchase      1,900          7.9380
 12/09/98        Purchase      3,100          8.0630

                                 APPENDIX C
               TRANSACTIONS FOR ACCOUNT OF MICHAEL J. DONAHUE

                Type of                Purchase Price
  Trade Date  Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
  04/29/97     Purchase      5,000        4.7500
  04/29/97     Purchase        500        4.7813
  04/29/98     Purchase      2,500        4.8750
  04/30/98     Purchase      2,500        4.8750
  04/30/98     Purchase      1,500        4.9375
  04/30/98     Purchase     13,000        5.0000
  05/07/98     Purchase        500        4.4375
  05/07/98     Purchase      1,500        4.5000
  05/20/98     Purchase      3,000        4.2500
  05/22/98     Purchase      5,000        4.3125
  06/05/98     Purchase      3,000        4.5000
  06/05/98     Purchase      7,000        4.5625
  06/05/98     Purchase      5,000        5.0938
  07/16/98     Purchase        500        9.2500
  07/16/98     Purchase        500        9.3125
  07/17/98     Purchase      3,000        9.3125
  07/31/98     Purchase        500        7.0000
  11/04/98     Dividend      2,725             -

                                 APPENDIX D
             TRANSACTIONS FOR ACCOUNT OF MITCHELL DARREN MARROW

                Type of                Purchase Price
  Trade Date  Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
  08/03/98     Purchase      2,000        7.5625
  08/04/98     Purchase      3,000        7.5000
  08/05/98     Purchase      1,000        7.2500
  10/23/98     Purchase        500        7.8750
  11/04/98     Dividend        300             -
  11/11/98     Purchase      1,000       11.3750
  11/20/98     Purchase      1,000       14.2500
  11/20/98     Purchase      1,000       13.8750
  12/09/98     Purchase      2,000       13.8750
  12/09/98     Purchase      1,000       10.7500
  12/14/98     Sale          5,000        7.5750

                                 APPENDIX E
               TRANSACTIONS FOR ACCOUNT OF JANICE FUELLHART

                Type of                Purchase Price
  Trade Date  Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
   10/09/97     Purchase      2,500        6.8125
   10/09/97     Purchase      1,000        6.8750
   10/09/97     Purchase      1,000        6.9063
   10/09/97     Purchase      1,500        7.0000
   10/09/97     Purchase     19,000        6.9688
   10/09/97     Purchase      1,000        7.0000
   10/09/97     Purchase     10,000        6.9688
   12/16/97     Sale          3,000        7.0625
   12/17/97     Sale          1,000        7.0313
   01/27/98     Purchase      2,000        5.2500
   01/28/98     Purchase        500        5.4063
   01/28/98     Purchase        500        5.3750
   01/29/98     Purchase      1,000        5.1250
   02/10/98     Purchase      1,500        4.8750
   02/27/98     Purchase        500        4.1250
   05/01/98     Purchase      2,000        9.3750
   05/22/98     Purchase      2,500        4.2500
   05/22/98     Purchase      1,000        4.2813
   05/22/98     Purchase      1,500        4.3125
   05/22/98     Purchase        500        4.3125
   05/26/98     Purchase      4,500        4.1250
   06/29/98     Sale          1,250        8.7500
   07/02/98     Sale          3,000        8.7500
   07/16/98     Sale          1,600        9.0000
   08/03/98     Sale          1,700        7.7500
   09/08/98     Sale          1,000        7.2500
   09/08/98     Sale          1,500        7.0313
   10/15/98     Sale          1,500        7.0000
   10/23/98     Purchase        500        7.8750
   11/04/98     Dividend      1,922             -
   11/20/98     Purchase      5,500       14.2500
   11/20/98     Purchase      1,000       14.1250
   12/09/98     Purchase      3,000       13.8750
   12/09/98     Purchase      2,000       10.7500
   12/14/98     Sale         10,485        7.5750

                     APPENDIX F
     TRANSACTIONS FOR ACCOUNT OF KENDRA GOLDENWAY

                Type of                Purchase Price
  Trade Date  Transaction   Quantity   in U.S. Dollars
------------------------------------------------------------
   12/10/97   Purchase      5,000        6.7188
   12/12/97   Purchase      2,000        6.8750
   12/12/97   Purchase      2,000        7.0625
   12/29/97   Purchase      2,000        5.6875
   12/29/97   Purchase      1,000        5.3750
   01/13/98   Purchase      2,000        5.2500
   01/13/98   Purchase      1,000        5.3125
   01/14/98   Purchase      1,000        5.3125
   01/27/98   Purchase      2,000        5.2500
   01/28/98   Purchase      1,000        5.1875
   01/28/98   Purchase      1,000        5.3750
   01/30/98   Purchase      1,000        4.6250
   02/17/98   Purchase      1,000        4.8125
   04/27/98   Sale          1,000        4.7500
   05/04/98   Sale          1,500        4.7500
   05/05/98   Sale          1,000        4.7500
   05/27/98   Sale          2,400        4.1250
   06/09/98   Sale          1,600        7.1250
   06/23/98   Sale            400        8.4375
   07/01/98   Sale            400        8.6875
   07/02/98   Sale            100        8.8125
   07/08/98   Sale          1,000        8.2500
   07/10/98   Sale            400        8.5000
   07/29/98   Sale          2,300        8.0000
   09/02/98   Sale          1,000        8.2500
   09/02/98   Purchase      1,000        8.2500
   09/04/98   Sale            700        7.3125
   09/04/98   Sale            500        7.3750
   09/04/98   Sale          1,200        7.3125
   09/04/98   Sale             50        7.0000
   09/08/98   Sale            750        7.0313
   10/08/98   Sale          1,000        7.2500
   10/09/98   Sale            500        7.0000
   10/12/98   Sale            400        6.7500
   10/12/98   Sale            500        7.1250
   10/29/98   Sale          2,000        8.6250
   11/04/98   Dividend        215             -
   11/20/98   Purchase      1,000       14.2500
   11/20/98   Purchase      1,000       13.6875
   12/14/98   Sale          4,515        7.5750

                        APPENDIX G
   TRANSACTIONS FOR ACCOUNT OF STEPHEN AND LOTTIE CABRAL

               Type of                  Purchase Price
Trade Date     Transaction  Quantity   in U.S. Dollars
------------------------------------------------------
 07/09/97      Purchase       1,000       5.5000
 07/30/97      Purchase         500       6.5000
 11/04/98      Dividend          75            -

                     APPENDIX H
TRANSACTIONS FOR ACCOUNT OF THE ANDREINI FOUNDATION

               Type of                  Purchase Price
Trade Date   Transaction    Quantity    in U.S. Dollars
----------   -----------    --------    ---------------

12/22/97       Purchase       2000           6 1/2
12/22/97       Purchase       2000           6 1/2
12/22/97       Purchase       2000           6 3/16
12/23/97       Purchase       5000           5 15/16
12/29/97       Purchase       2000           5 7/16
12/29/97       Purchase       2000           5 1/4
12/29/97       Purchase       2000           5 1/4
01/09/98       Purchase       2000           6
01/09/98       Purchase       2000           6
01/12/98       Purchase       2000           5 1/2
01/13/98       Purchase       1000           5 5/16
01/14/98       Purchase       2000           5 5/16
01/14/98       Purchase       2000           5 3/8
01/28/98       Purchase       500            5 1/2
01/28/98       Purchase       500            5 15/32
01/28/98       Purchase       1000           5 3/8
01/28/98       Purchase       2000           5 3/16
01/30/98       Purchase       3000           4 3/4
02/12/98       Purchase       1500           4 25/32
02/12/98       Purchase       2000           4 13/16
03/04/98       Purchase       2000           4 1/4
03/04/98       Purchase       1000           4 1/2
03/06/98       Purchase       3000           4 1/2
03/09/98       Purchase       2000           4 1/2
03/11/98       Purchase       2000           4 3/8
03/18/98       Purchase       1000           4 5/16
03/18/98       Purchase       1000           4 9/32
03/23/98       Purchase       1000           3 3/4
03/23/98       Purchase       1000           3 13/16
03/23/98       Purchase       100            3 3/4
03/24/98       Purchase       2000           3 23/32
03/27/98       Purchase       200            4
04/14/98       Purchase       1000           4 1/16
04/14/98       Purchase       1000           4 3/32
05/01/98       Purchase       1700           4 29/32
05/01/98       Purchase       2300           4 15/16
05/01/98       Purchase       3000           4.875
05/08/98       Purchase       1000           4.9375
05/11/98       Purchase       1000           4.46875
05/13/98       Purchase       200            4.4375
05/14/98       Purchase       2000           4.40625
05/15/98       Purchase       500            4.5
05/18/98       Purchase       200            4.375
06/25/98       Purchase       200            4.25
07/08/98       Purchase       1100           8.75
07/23/98       Purchase       500            8.15625
07/24/98       Purchase       1000           9.875
10/16/98       Purchase       500            10.5
10/28/98       Purchase       1000           7.71875
10/28/98       Purchase       1000           8.3125
10/28/98       Purchase       1000           8
10/29/98       Purchase       500            8.5625
11/04/98       Dividend       3650           --
12/09/98       Purchase       5000           10.75

                                 APPENDIX I
                  TRANSACTIONS FOR THE ACCOUNT OF JOHN D.
                      ANDREINI AND BLANCHE M. ANDREINI


                         Type of                  Purchase Price
          Trade Date   Transaction    Quantity    in U.S. Dollars
          ----------   -----------    --------    ---------------

          4/02/98         Purchase       2,000        4 3/32
          5/14/98         Purchase       1,000        4 9/16
          5/14/98         Purchase       1,500        4 9/16
          5/14/98         Purchase       3,000        4 9/16
          5/14/98         Purchase       2,000        4 1/2
          5/14/98         Purchase       2,500        4 5/8
          5/14/98         Purchase       2,500        4 1/2
          5/14/98         Purchase       1,000        4 5/8
          5/14/98         Purchase       1,500        4 11/16
          5/14/98         Purchase       1,000        4 13/32
          5/14/98         Purchase       4,000        4 1/2
          7/17/98         Purchase       1,000        9 5/16
         11/04/98         Dividend       1,150          --

                                 APPENDIX J
           TRANSACTIONS FOR THE ACCOUNT OF ALAN J. ANDREINI JR.,
                           UDR IL UNI TRF TO MIN


                         Type of                  Purchase Price
          Trade Date   Transaction    Quantity    in U.S. Dollars
          ----------   -----------    --------    ---------------

          8/08/97         Purchase       1,000        7 1/16
          1/16/98         Purchase       1,000        6 1/32
          5/12/98         Purchase         500        4 7/16
         11/04/98         Dividend         125          --